

AM 4/11/03

SEC[illegible] 03054418 [illegible]OMMISSION
Washington, D.C. 20549

CM

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29748

SEC MAIL RECEIVED PROCESSING MAR 31 2003 WASH. D.C. 181 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST MONTAUK SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PARKWAY 109 OFFICE CENTER, 328 NEWMAN SPRINGS ROAD
(No. and Street)

RED BANK,	NEW JERSEY	07701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM J. KURINSKY (732) 842-4700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SCHNEIDER & ASSOCIATES, LLP
(Name – *if individual, state last, first, middle name*)

100 JERICHO QUADRANGLE, #236	JERICHO,	NEW YORK	11753
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 22 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM J. KURINSKY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST MONTAUK SECURITIES CORP., as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

EXECUTIVE VICE PRESIDENT

Title

Notary Public

OLGA C. CARMEN
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES MARCH 7, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST MONTAUK SECURITIES CORP.

REPORT ON FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002

FIRST MONTAUK SECURITIES CORP.
REPORT ON FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2002

CONTENTS

SCHNEIDER & ASSOCIATES LLP
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
SEC Practice Section
New York State Society of CPAs
----
767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors
First Montauk Securities Corp.

We have audited the accompanying statement of financial condition of First Montauk Securities Corp. (a wholly-owned subsidiary of First Montauk Financial Corp.) as of December 31, 2002 and the related statements of operations, changes in stockholder's equity, changes in subordinated borrowings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Montauk Securities Corp. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied

in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jericho, New York
March 24, 2003

FIRST MONTAUK SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$ 1,053,258
Due from clearing firm	4,491,701
Securities owned, at market value	180,581
Employee and broker receivables	1,070,087
Loans payable - officers	178,935
Furniture, equipment and leasehold improvements - net	829,675
Due from affiliated companies	243,402
Income tax refund receivable	212,300
Other assets	465,319
Total assets	$ 8,725,258

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Commissions payable	$ 2,681,128
Accounts payable and accrued expenses	2,183,182
Total liabilities	4,864,310
Commitments and contingent liabilities (See Notes)	
Stockholder's equity	
Common stock, par value $.0001 per share; 1,000,000 shares authorized, issued and outstanding	100
Additional paid-in capital	6,827,180
Accumulated deficit	(2,966,332)
Total stockholder's equity	3,860,948
Total liabilities and stockholder's equity	$ 8,725,258

See notes to financial statements.

FIRST MONTAUK SECURITIES CORP.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2002

Revenues	
Commissions	$36,616,802
Net dealer inventory and trading gains	7,369,500
Investment banking	365,842
Interest and other income	3,115,529
Total revenues	47,467,673
Costs and Expenses	
Commissions, employee compensation and benefits	39,569,866
Clearing and floor brokerage	2,666,376
Communications and occupancy	2,994,928
Cost of litigation and other legal matters	1,250,805
Other operating expenses	3,366,871
Interest	8,584
Total costs and expenses	49,857,430
Loss before income tax benefit	(2,389,757)
Income tax benefit	212,300
Net loss	$(2,177,457)

See notes to financial statements.

FIRST MONTAUK SECURITIES CORP.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2002

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances, January 1, 2002	$100	$6,527,180	$ (788,875)	$ 5,738,405
Capital contributions from parent	--	300,000	--	300,000
Net loss for the year	--	--	(2,177,457)	(2,177,457)
Balances, December 31, 2002	$100	$6,827,180	$(2,966,332)	$ 3,860,948

See notes to financial statements.

FIRST MONTAUK SECURITIES CORP.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
YEAR ENDED DECEMBER 31, 2002

Balance at January 1, 2002	$ 50,000
Payment of subordinated note	(50,000)
Balance at December 31, 2002	$ --

See notes to financial statements.

FIRST MONTAUK SECURITIES CORP.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

Cash flows from operating activities:	
Net loss	$ (2,177,457)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	309,556
Loss on disposal of furniture and equipment	5,964
Loss on investment	23,147
(Increase) decrease in operating assets:	
Due from clearing firm	(345,291)
Securities owned, at market value	949,311
Securities not readily marketable	41,063
Employee and broker receivables	1,029,407
Loans payable - officers	24,029
Income tax refunds receivable	784,381
Due from affiliated companies	275,725
Other assets	118,991
Increase (decrease) in operating liabilities:	
Commissions payable	(966,042)
Accounts payable and accrued expenses	537,837
Securities sold, but not yet purchased	(245,078)
Total adjustments	2,543,000
Net cash provided by operating activities	365,543
Cash flows from investing activities:	
Purchases of furniture, equipment and leasehold improvements	(266,854)
Cash flows from financing activities:	
Payment of subordinated note payable	(50,000)
Payments of capital lease payable	(22,023)
Capital contributions	300,000
Net cash provided by financing activities	227,977
Net increase in cash and cash equivalents	326,666
Cash and cash equivalents at January 1, 2002	726,592
Cash and cash equivalents at December 31, 2002	$ 1,053,258

See notes to financial statements.

NOTE 1 - NATURE OF BUSINESS

First Montauk Securities Corp. (the "Company") is primarily engaged in securities brokerage, investment banking and proprietary trading. The Company, as a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD"), executes principal and agency transactions, and performs underwriting and investment banking services. Customers are primarily located throughout the United States.

The Company clears all customer transactions on a fully disclosed basis through an independent clearing firm. Accordingly, the Company does not carry securities accounts for customers nor does it perform custodial functions related to those securities.

The Company is a wholly-owned subsidiary of First Montauk Financial Corp. ("FMFC").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Securities transactions, commission income and related expenses are recorded on a trade date basis. Sales concessions from participation in syndicated offerings are recorded on settlement date.

Securities owned are stated at quoted market value with unrealized gains and losses included in earnings.

Depreciation and Amortization

Furniture and equipment and leasehold improvements are stated at cost. Depreciation of furniture and equipment and amortization of capital leases are computed generally on a straight-line basis over the estimated useful lives of the assets ranging from three to ten years, or terms of the leases, respectively.

FIRST MONTAUK SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2002

Advertising

The Company expenses advertising costs as incurred. Total advertising expenses were $114,606 during the year.

Income Taxes

The Company uses the liability method to determine its income tax expense as required under the Statement of Financial Accounting Standards No. 109 (SFAS 109). Under SFAS 109, deferred tax assets and liabilities are computed based on differences between financial reporting and tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Company is included in the consolidated federal income tax return filed by FMFC, and files separate state returns. Federal income taxes are determined on a separate return basis.

Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents consist of money market funds.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

FIRST MONTAUK SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2002

NOTE 3 - SECURITIES OWNED, AT MARKET VALUE

Securities owned consist of marketable securities at quoted market values, as follows:

Stocks	$111,216
Certificates of deposit	42,000
Government agency	10,537
Mutual funds	14,820
Other	2,008
	$180,581

NOTE 4 - EMPLOYEE AND BROKER RECEIVABLES

Commission advances	$ 265,678
Forgivable loans	167,221
Other loans	637,188
	$1,070,087

The Company has arrangements with certain registered representatives to forgive their loans if they remain licensed with the Company for an agreed upon period of time, generally one to two years. The loans are being amortized to expense for financial reporting purposes over the term of the loan. Loan amortization expense was $235,528 in 2002.

Other loans to employees and registered representatives are either due on demand or payable in installments generally over periods ranging from one to two years with interest rates ranging from 0% to 8% per annum.

NOTE 5 - LOANS PAYABLE - OFFICERS

Effective in 2003, the outstanding loan balances due from two officers are payable in 52 biweekly installments of $2,576 with respect to one loan and 26 biweekly installments of $1,630 with respect to the second loan, each with interest at 3% per annum. The loans are evidenced by promissory notes and are unsecured.

FIRST MONTAUK SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2002

NOTE 6 - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

		Estimated Useful Life
Furniture and equipment	$2,547,478	3 - 10 years
Leasehold improvements	364,856	Term of lease
	2,912,334	
Less: Accumulated depreciation and amortization	2,082,659	
	$ 829,675	

Depreciation and amortization expense was $309,556 for the year ended December 31, 2002.

NOTE 7 - INCOME TAXES

The income tax benefit consists of the following:

Currently payable (refundable):	
Federal	$(212,300)
State	--
	(212,300)
Deferred:	
Federal	(569,832)
State	(138,023)
Valuation allowance	707,855
	--
Income tax benefit	$(212,300)

The difference between reported income tax expense and the income tax expense that would result from applying federal statutory tax rates to pre-tax income is due to nondeductible expenses, state taxes and the tax valuation allowance.

At December 31, 2002, deferred tax assets and liabilities consisted of the following:

Deferred tax assets:	
Reserves and allowances	$ 1,070,388
Forgivable loans	224,908
Tax benefit of net operating losses	250,751
Other	37,169
Deferred tax assets	1,583,216
Deferred tax liabilities:	
Fixtures, equipment and leasehold improvements	(56,321)
	1,526,895
Valuation allowance	(1,526,895)
Net deferred tax asset	$ --

The Company has established a valuation allowance to offset the benefits of deferred tax items because management is uncertain as to their realization. As of December 31, 2002, the Company has federal net operating loss carryforwards of approximately $530,000 available to offset future federal taxable income.

The Company is seeking the recovery of approximately $212,000 of federal income taxes through a loss carryback refund claim. The claim is subject to IRS review.

NOTE 8 - COMMITMENTS AND CONTINGENT LIABILITIES

Operating leases

The Company leases office facilities and equipment under operating leases expiring at various dates through 2006. The lease for the Company's headquarters has a six-year renewal option through 2011.

Future minimum lease payments as of December 31, 2002 are:

Year ended December 31,	Operating Leases
2003	$1,181,595
2004	1,103,126
2005	296,302
2006	169,500
Total minimum lease payments	$2,750,523

Operating lease expense for the year totaled $1,392,658.

Legal matters

The Company is a respondent in numerous arbitrations arising from customer purchases of high yield corporate bonds which declined in market value after the purchases were made. The claims allege, among other charges, unsuitable recommendations and/or improper use of margin, and seek aggregate compensatory damages in excess of $13 million. The claims also seek punitive damages and the recovery of various costs. The Company is vigorously defending these actions and believes that there are meritorious defenses in each case. There is no insurance coverage available for the payment of settlements and/or judgments that may result from these particular claims.

The Company is also a respondent or co-respondent in various other legal proceedings which are incidental to its securities business. Management is contesting these claims and believes that there are meritorious defenses in each case.

After considering all relevant facts, available insurance coverage and the advice of counsel, management believes that significant judgments from pending litigation would have a material adverse impact on the Company's financial condition, results of operations, and cash flows, and could impair the Company's ability to meet statutory net capital requirements.

Management has established a reserve of $977,000 for litigation costs that are probable and can be reasonably estimated. The reserve is included in accrued liabilities at December 31, 2002. Management cannot give assurance that this reserve will be adequate to absorb actual costs that may be subsequently incurred.

Employment agreements

In August 2002, FMFC entered into new employment agreements with the Company's President and Vice-President. The agreements run through December 31, 2005 and provide for annual increases in base salaries, and customary fringe benefits. The officers are also entitled to share in a bonus pool equal to 10% of the net pre-tax profit of the Company, as defined.

NOTE 9 - CONCENTRATION OF CREDIT RISK AND FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and securities inventories. The Company maintains all inventory positions and a significant portion of its cash balances at its clearing firm.

The Company executes, as principal and agent, securities transactions on behalf of its customers and for its own account. If counter-parties fail to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company attempts to mitigate the risk of default by reviewing, as necessary, the credit standing of a counter-party.

NOTE 10 - DEFINED CONTRIBUTION PLAN

The Company sponsors a defined contribution pension plan covering all participating employees. The Company may elect to contribute to the plan up to 100% of each participant's annual contribution. There have been no employer contributions for 2002 to date.

FIRST MONTAUK SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2002

NOTE 11 - RELATED PARTY TRANSACTIONS

At December 31, 2002, FMFC and another affiliate owed the Company $187,959 and $55,443, respectively.

NOTE 12 - SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid (refunded) during the period for:

Interest	$ 8,584
Income taxes	$(1,115,627)
Equipment acquired through vendor financing	$ 31,017

NOTE 13 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain minimum net capital, as defined. At December 31, 2002, the Company had net capital of $1,085,853, which was $777,574 in excess of its required net capital of $308,279. The Company's net capital ratio was 4.26 to 1.

SUPPLEMENTARY SCHEDULES

FIRST MONTAUK SECURITIES CORP.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2002

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k) (2) (ii) of that rule.

FIRST MONTAUK SECURITIES CORP.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2002

Computation of Net Capital

Total stockholder's equity	$3,860,948
Discretionary liabilities:	
Employer 401k accrual	85,658
Nonallowable assets:	
Employee and broker receivables, net of offsetting commissions payable of $216,029	854,058
Loans payable - officers	178,935
Furniture, equipment and leasehold improvements - net, less $24,103 securing a vendor financing	805,572
Due from affiliated companies	243,402
Income tax refund receivable	212,300
Other assets	465,319
Total nonallowable assets	2,759,586
Net capital before haircuts on securities positions	1,187,020
Haircuts on securities:	
Money market balances	79,406
Stocks	16,760
Corporate obligations	1,500
Mutual funds	2,223
U. S. government agency and exempt obligations	1,278
Total haircuts	101,167
Net capital	1,085,853
Minimum capital requirement - the greater of $250,000 or 6-2/3% of aggregate indebtedness of $4,624,178	308,279
Excess net capital	$ 777,574
Excess net capital at 1,000 percent	$ 623,435

(continued)

FIRST MONTAUK SECURITIES CORP.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2002

Computation of Net Capital

(continued)

Ratio of aggregate indebtedness to net capital	4.26 to 1
Schedule of aggregate indebtedness:	
Commissions payable, net of offsetting broker loans of $216,029	$2,465,099
Accounts payable and accrued expenses, less $24,103 deemed adequately secured	2,159,079
	$4,624,178

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2002):

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$1,238,502
Additional haircuts	(83,323)
Other audit adjustments - net	(69,326)
Net capital per above	$1,085,853

SCHNEIDER & ASSOCIATES LLP
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
SEC Practice Section
New York State Society of CPAs

767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL

First Montauk Securities Corp.
Red Bank, New Jersey

In planning and performing our audit of the financial statements of First Montauk Securities Corp. for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by First Montauk Securities Corp., including tests of such practices and procedures that we considered relevant to the objectives in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provision of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer security, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verification, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and

procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for use of Board of Directors, management, the SEC, the NASD, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specific parties.



Jericho, New York
March 24, 2003